UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO/A

(Rule 14d-100)

Amendment No. 1 to

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

ASPEN EXPLORATION CORPORATION

(Name of Subject Company)

ROYALE ENERGY, INC.

(Name of Filing Person – Offeror)

COMMON STOCK, $0.005 Par Value

(Title of Class of Securities)

045295300

(CUSIP Number of Class of Securities)

Donald H. Hosmer Stephen M. Hosmer Co-President and Co-Chief Executive Officer 7676 Hazard Center Drive Suite 1500 San Diego, California 92108 Telephone: (619) 881-2800 Facsimile: (619) 881-2899	Copies to: Lee Polson, Esq. Strasburger & Price, LLP 600 Congress Avenue, Suite 1600 Austin, Texas 78701 Telephone: (512) 499-3600 Facsimile: (512) 536-5719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Transaction Valuation*	Amount of Filing Fee**
$3,833,082	$150.64

* Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and solely for the purpose of calculating the registration fee, the market value of the securities to be received by Royale Energy, Inc, was calculated as the product of 3,992,792 shares of Aspen Exploration Corporation common stock, which is the maximum number of shares that may be purchased by Royale Energy, Inc., pursuant to its exchange offer, and (ii) the average of the high and low sales prices of Aspen Exploration Corporation common stock as reported by the Over-the-Counter Bulletin Board on November 20, 2008 ($0.96).

** The amount of the filing fee equals .0000393 of the transaction valuation. The entire amount of the filing fee has been offset by the amount of the filing fee paid by Royale Energy, Inc., as described below.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of filing.

Amount Previously Paid:	`	$150.64	Filing Party:	Royale Energy, Inc.
Form:	Form S-4	Date Filed:	November 25, 2008

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third-party tender offer subject to Rule 14d-1.

[	] issuer tender offer subject to Rule 13e-4.
[	] going-private transaction subject to Rule 13e-3.
[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [	]

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO is filed by Royale Energy, Inc., a California corporation (“Royale”). This Schedule TO relates to the offer by Royale to exchange its common stock for up to 3,992,792 shares of the issued and outstanding common stock of Aspen Exploration Corporation (“Aspen”) at an exchange ratio of one share of Royale common stock for each 2.75 shares of Aspen common stock.

Royale has filed with the SEC a registration statement on Form S-4, relating to the Royale common stock to be issued to holders of Aspen common stock in the exchange offer. The terms and conditions of the exchange offer, as well as a description of Royale and other information required by Schedule TO, are set forth in the prospectus which is part of that registration statement.

All of the information in the prospectus, and any prospectus supplement or other amendment or supplement thereto related to the exchange offer hereafter filed with the SEC by Royale, is hereby incorporated by reference into Items 1 through 9 and 11 of this schedule TO.

Item 10.	Financial Statements

The information set forth in the prospectus under the sections entitled Summary Selected Financial Data of Royale, Summary Selected Consolidated Financial Data of Aspen, Unaudited Pro Forma Condensed Combined Financial Information of Royale and Aspen and the financial statements of each of Royale and Aspen beginning on page F-1 of the prospectus are incorporated herein by reference.

The following is a calculation of earnings to fixed charges and book value per share information.

Computation of Pro Forma Ratio of Earnings to Fixed Charges

	Nine Month Ended	Year Ended
	September 30, 2008	December 31, 2007

Pre-tax Income (Loss)	$ 2,186,310	$ (4,424,562)

Fixed Charges:

Interest Expense	$ 239,800	$ 221,347
Rental Expense (33%)	$ 96,825	$ 134,499

Total Fixed Charges	$ 336,625	$ 355,846

Pre-tax Income (Loss) Plus Fixed
Charges	$ 2,522,935	$ (4,068,716)

Ratio of Earnings to Fixed Charges	7.5	(A)

(A) Due to a loss incurred for the year ended December 31, 2007 we would have had to generate additional earnings of approximately $4.1 million to achieve a coverage of 1:1.

	2008	2007
Rent Expense	$ 290,475	$ 429,761
	0.33	0.33
	$ 96,825	$ 143,254

Computation of Ratio of Earnings to Fixed Charges

	2007	2006	2005	2004	2003

Pre-tax Income (Loss)	$ (4,037,691)	$ (3,711,755)	$ 1,813,173	$ 3,498,815	$ 6,659,226

Fixed Charges:

Interest Expense	$ 152,547	$ 523,139	$ 444,271	$ 273,050	$ 194,997
Rental Expense (33%)	$ 134,499	$ 123,553	$ 113,335	$ 99,388	$ 81,347

Total Fixed Charges	$ 287,046	$ 646,692	$ 557,606	$ 372,438	$ 276,344

Pre-tax Income (Loss) Plus Fixed
Charges	$ (3,750,645)	$ (3,065,063)	$ 2,370,779	$ 3,871,253	$ 6,935,570

Ratio of Earnings to Fixed Charges	(A)	(A)	4.3	10.4	25.1

(A) Due to losses incurred for the years ended December 31, 2007 and 2006 we would have had to generate additional earnings of $3.8 million and $3.1 million, respectively, to achieve a coverage of 1:1.

	2007	2006	2005	2004	2003
Rent Expense	$ 403,497	$ 370,658	$ 340,006	$ 298,165	$ 244,041
	0.33	0.33	0.33	0.33	0.33
	$ 134,499	$ 23,553	$ 113,335	$ 99,388	$ 81,347

Item 12.	Exhibits

See Exhibit Index

SIGNATURES

After due inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 15, 2008	/s/ Stephen M. Hosmer
Stephen M. Hosmer, Co-President, Co-Chief
Executive Officer and Chief Financial Officer

Exhibit Index

(a)(1).1*	Form of Letter of Transmittal

(a)(4).1	Prospectus relating to Royale common stock to be issued in the Offer, incorporated by reference to the registration statement on Form S-4 filed by Royale on November 25, 2008.

(a)(4).2	Press release announcing intent to commence exchange offer, incorporated by reference to the Form 425 filed by Royale on November 21, 2008.

* To be filed by amendment.